EXHIBIT 11.2

Duke Realty Limited Partnership
Earnings to Debt Service Calculations
(In Thousands)

Nine months Ended September 30, 2003

Net income from continuing operations less preferred distributions	$117,664
Earnings from land and depreciated property dispositions	(12,539)
Recurring principal amortization	7,248
Interest expense (excludes amortization of deferred financing fees)	96,008
Earnings before debt service	$208,381

Interest expense (excludes amortization of deferred financing fees)	$96,008
Recurring principal amortization	7,248
Total debt service	$103,256

Ratio of earnings to debt service	2.02